[ARTICLE] 5


ASSET PURCHASE AGREEMENT


THIS AGREEMENT made as of the 19th day of June, 1997.

BETWEEN:

ISM INFORMATION SYSTEMS MANAGEMENT MANITOBA CORPORATION, a corporation organized and existing under the laws of the Province of Manitoba,

(hereinafter referred to as the "Vendor"),

OF THE FIRST PART,

		- and -

A-G CANADA LTD., a corporation organized and existing under the laws of the Province of Ontario,

(hereinafter referred to as the "Purchaser"),

OF THE SECOND PART.


	WHEREAS, on the terms and subject to the conditions hereinafter set forth, the Purchaser wishes to purchase from the Vendor and the Vendor wishes to sell, assign and transfer to the Purchaser, the Purchased Assets, as hereinafter defined;

	NOW THEREFORE in consideration of the respective covenants, agreements, representations, warranties and indemnities of the Vendor and Purchaser herein contained and for other good and valuable consideration (the receipt and sufficiency of which are acknowledged by each), the Vendor and Purchaser agree as follows:


ARTICLE I
INTERPRETATION

1.1	Defined Terms:	For the purposes of this Agreement, unless the context
otherwise requires, the following terms shall have the respective meanings set out below and grammatical variations of such terms shall have corresponding meanings:

(a)	"Affiliate" has the meaning given to that term in the Business
Corporations Act (Ontario);

(b)	"Agreement" means this Agreement together with all amendments made pursuant to the provisions hereof;

(c)	"Assumed Liabilities" is defined in section 4.1;

(d)	"Assumed Quantifiable Liabilities" means the liabilities of the
Purchased Businesses as at the Closing Date which are of the nature set out in the Closing Balance Sheet Accounts, including without limitation, liabilities in respect of deferred or unearned revenue (which are identified in the Interim Balance Sheet Accounts by the line items "Deposits - Customer" and "Deferred Revenue") and accrued and unpaid vacation pay (which is identified in the Interim Balance Sheet Accounts by the line item "Accrued Vacation Pay");

(e)	"AVISO Business" means the business currently carried on by the Vendor consisting of the business of providing an interlibrary loan management system;

(f)	"Balance Sheet Accounts" means the internally prepared, pro forma, unaudited balance sheet accounts of the Purchased Businesses prepared by the Vendor;

(g)	"Base Price" is defined in section 3.1;

(h)	"Bibliographic Services Business" means the business currently carried on by the Vendor consisting of the business of providing on-line bibliographic services;

(i)	"Business Day" means any day (other than a Saturday or a Sunday) on which the main branch of The Toronto-Dominion Bank in Toronto, Ontario, is open for business;

(j)	"Claim" is defined in section 11.3;

(k)	"Closing Balance Sheet Accounts" is defined in subsection 3.5(a);

(l)	"Closing Date" means June 30, 1997 or such other date as the Vendor and the Purchaser may agree in writing;

(m)	"Collective Agreement" means the collective agreement dated July 1, 1993 and signed December 23, 1993 (as amended and renewed) between ISM Library Information Services Ltd. (which corporation was subsequently amalgamated with a corporation with the same name as the Vendor to form the Vendor) and the Canadian Union of Public Employees and its Local 1230 related to the Purchased Businesses;

(n)	"Computer Software" is defined in subsection 2.1(e);

(o)	"Contracts and Commitments" is defined in subsection 2.1(d);

(p)	"Database" is defined in subsection 2.1(f);

(q)	"Employees" means those persons listed on Schedule 1.1(q);

(r)	"Encumbrance" means any encumbrance, lien, charge, hypothec, pledge, mortgage, title retention agreement, security interest of any nature, adverse claim, exception, reservation, easement, right of occupation, any matter capable of registration against title, option, right of pre-emption, privilege or any contract or agreement to create any of the foregoing;

(s)	"Estimated Assumed Quantifiable Liabilities" is defined in subsection
3.3(b);

(t)	"Estimated Price" is defined in subsection 3.3(a);

(u)	"ETA" means Part IX of the Excise Tax Act (Canada);

(v)	"Excluded Assets" is defined in section 2.2;

(w)	"GST" means all taxes payable under the ETA or under any provincial legislation similar to the ETA, and any reference to a specific provision of the ETA or any such provincial legislation shall refer to any successor provision thereto of like or similar effect;

(x)	"Indemnified Party" is defined in section 11.3;

(y)	"Indemnifying Party" is defined in section 11.3;

(z)	"Interim Balance Sheet Accounts" means the Balance Sheet Accounts prepared as at May 31, 1997, a copy of which is annexed hereto as Schedule
1.1(z);

(aa)	"Leased Premises" is defined in subsection 2.1(a);

(bb)	"Library Technical Services Business" means the business currently carried on by the Vendor, through its wholly-owned Subsidiary, Manitoba Investments, consisting of the business of providing a complete range of derived and original cataloguing, both for current cataloguing and for special projects, supplied from a wide range of vendors or from the client libraries;

(cc)	"Losses" means, in respect of any matter, all claims, demands, proceedings, losses, damages, liabilities, deficiencies, costs and expenses (including, without limitation, all reasonable legal and other professional fees and disbursements, interest, penalties and amounts paid in settlement) arising directly as a consequence of such matter;

(dd)	"Manitoba Investments" means ISM Investments (Manitoba) Inc., a wholly-
owned Subsidiary of the Vendor;

(ee)	"NLC" means the National Library of Canada;

(ff)	"NLC Letter of Intent" means the letter of intent dated April 22, 1997 between the Purchaser and the NLC relating, inter alia, to the acquisition by the NLC of the SRL Files;

(gg)	"Offer to Lease" is defined in subsection 2.1(a);

(hh)	"Outsourcing Agreement" is defined in section 8.12;

(ii)	"Permitted Encumbrances" means:

(i)	liens for taxes either not due and payable or due but for which notice of assessment has not been given;

(ii)	Encumbrances in respect of any leased real property which were created or granted by the landlord, or otherwise, existing as at the time of lease;

(iii)	undetermined or inchoate liens, charges and privileges incidental to current construction or current operations and statutory liens, charges, adverse claims, security interests or encumbrances of any nature whatsoever claimed or held by any governmental authority that have not at the time been filed or registered against the title to the asset or served upon the Vendor pursuant to law or that relate to obligations not due or delinquent;

(iv)	assignments of insurance provided to landlords (or their mortgagees)
pursuant to the terms of any lease, and liens or rights reserved in any lease for rent or for compliance with the terms of such lease;

(v)	security given in the ordinary course of the Purchased Businesses to any public utility, municipality or government or to any statutory or public authority in connection with the operations of the Purchased Businesses, other than security for borrowed money;

(vi)	Encumbrances created under equipment leases, conditional sales agreements or other agreements, contracts, leases or commitments (other than any of the foregoing securing an obligation to repay indebtedness for borrowed money), entered into in the ordinary and normal course of business to secure the unpaid portion of any purchase monies in respect of any equipment or other chattels included in the Purchased Assets;

(vii)	Encumbrances disclosed in the Balance Sheet Accounts; and

(viii)	the Encumbrances described in Schedule 1.1(hh);

(jj)	"Purchase Price" is defined in section 3.1;

(kk)	"Purchased Assets" is defined in section 2.1;

(ll)	"Purchased Businesses" means, collectively, the AVISO Business and the
Bibliographic Services Business;

(mm)	"Purchaser's Benefit Plans" is defined in subsection 8.7(f);

(nn)	"Purchaser's Retirement Plan" is defined in subsection 8.7(a);

(oo)	"SRL Files" means the individual file records of the selected retrospective libraries that the NLC desires to acquire as contemplated by the NLC Letter of Intent and which the Vendor is requiring the purchaser of the Database to agree to sell to the NLC as contemplated by section 8.8;

(pp)	"Subscription Pricing Agreement" means the agreement dated January 2,
1997 between Manitoba Investments and the Vendor containing the terms and conditions upon which the Vendor provides services to Manitoba Investments in connection with Manitoba Investment's outsourcing agreements for services of the Library Technical Services Business, a copy of which is attached hereto as
Schedule 1.1(pp);

(qq)	"Subsidiary" has the meaning given to that term in the Business
Corporations Act (Ontario);

(rr)	"Tax Act" means the Income Tax Act (Canada);

(ss)	"Threshold" is defined in section 11.6;

(tt)	"Time of Closing" means 10:00 a.m. (Toronto time) on the Closing Date, or such other time on the Closing Date as the Vendor and the Purchaser may mutually determine;

(uu)	"Transferred Employees" is defined in subsection 8.6(a);

(vv)	"Vendor's Benefit Plans" is defined in section 5.15;

(ww)	"Vendor's GRRSP" is defined in section 5.15;

(xx)	"Vendor's Pension Plans" is defined in section 5.15;

(yy)	"Vendor's RPP" is defined in section 5.15.

1.2	Currency: Unless otherwise indicated, all dollar amounts in this
Agreement are expressed in Canadian funds.

1.3	Sections and Headings: The division of this Agreement into Articles, sections and subsections and the insertion of headings are for convenience of reference only and shall not affect the interpretation of this Agreement. Unless otherwise indicated, any reference in this Agreement to an Article, section, subsection or Schedule refers to the specified Article, section or subsection of or Schedule to this Agreement.

1.4	Number, Gender and Persons: In this Agreement, words importing the singular number only shall include the plural and vice versa, words importing gender shall include all genders and words importing persons shall include individuals, corporations, partnerships, joint ventures, associations, trusts, unincorporated organizations and all other forms of business organizations, governments, regulatory or governmental agencies, commissions, departments and instrumentalities.

1.5	Accounting Principles: Any reference in this Agreement to generally accepted accounting principles refers to generally accepted accounting principles that have been established in Canada, including those approved from time to time by the Canadian Institute of Chartered Accountants or any successor body.

1.6	Calculation of Time Periods:  When calculating the period of time within which or following when any act is to be done or step taken pursuant to this Agreement, the date which is the reference date in calculating such period shall be excluded. If the last day of such period is not a Business Day, the period in question shall end on the next Business Day.

1.7	Amendments to Laws, etc.:  Any references herein to any law, by-law, rule, regulation, order or act of any government, governmental body of other regulatory body shall be construed as a reference thereto as amended or re-enacted from time to time or as a reference to any successor thereto.

1.8	Rules of Construction: The Vendor and the Purchaser acknowledge that their respective legal counsel have reviewed and participated in settling the terms of this Agreement, and that any rule of construction to the effect that any ambiguity is to be resolved against the drafting party shall not be applicable in the interpretation of this Agreement.

1.9	Schedules and Exhibits: The following Schedules are attached to and form part of this Agreement:

Schedule 1.1(q)	-	Employees
Schedule 1.1(z)	-	Interim Balance Sheet Accounts
Schedule 1.1(hh)-       Listed Permitted Encumbrances
Schedule 1.1(pp)-       Subscription Pricing Agreement
Schedule 2.1(b)	-	Furniture and Equipment
Schedule 2.1(d)	-	Material Contracts and Commitments
Schedule 2.1(e)	-	Material Computer Software
Schedule 2.1(g) -       Material Trade Marks and Business Names
Schedule 2.2(f)	-	Specified Excluded Assets
Schedule 2.3 	- 	Specified Contracts and Commitments
Schedule 2.4    -       Form of Sublease of Part of Leased Premises
Schedule 3.7    -       Allocation of Purchase Price
Schedule 5.12	-	Legal Proceedings
Schedule 5.15	-	Pension and Benefit Plans
Schedule 5.17 	-	Collective Agreements
Schedule 8.9 	- 	Specific Transition Matters
Schedule 8.12 	- 	Outsourcing Equipment
Schedule 9.1(c)	- 	Purchaser's Conditional Consents
Schedule 9.1(d) -       Form of Outsourcing Agreement
Schedule 9.2(f) -       Form of Guarantee and Indemnity

1.10	Knowledge:  In this Agreement, the term "knowledge" when used in connection with the Vendor or the Purchaser means actual knowledge of such party concerning the matter in connection with which such term is used and does not include knowledge that may be implied or imputed with respect to such party.

1.11	Inconsistencies:  In the event of any inconsistency between the terms of this Agreement and the terms of any letter or agreement signed by the parties that relates to a consent to assignment requested from any third party to any Contract and Commitment, the terms of this Agreement shall prevail. In the event of any inconsistency between the terms of this Agreement and the terms of any Schedule hereto, the terms of this Agreement shall prevail.


ARTICLE II
PURCHASE AND SALE OF PURCHASED ASSETS

2.1	Purchased Assets: Subject to the terms and conditions hereof, the Vendor shall sell, assign and transfer to the Purchaser and the Purchaser shall purchase from the Vendor, effective as of the close of business on the Closing Date, all of the property, assets and rights of the Vendor (other than the Excluded Assets) used exclusively or predominantly in connection with the operation of the Purchased Businesses, whether tangible or intangible and which, in the case of tangible assets, are located at the Leased Premises, namely, the following (collectively, the "Purchased Assets"):

(a)	Lease of Real Property:  Subject to section 2.4 hereof, the rights of the Vendor under and pursuant to that certain letter from the Vendor to Oxford Property Group Inc. dated March 20, 1997 agreed to by Oxford Property Group Inc. on March 20, 1997, consisting of the Vendor's offer to lease (the "Offer to Lease") the premises known as Suite 909, comprising approximately 5,059 square feet of space, in the building known as The Mutual Group Centre, Centre Tower, municipal address 3300 Bloor Street West, Centre Tower, Etobicoke, Ontario (the "Leased Premises"), together with all leasehold improvements relating thereto, provided that, at or before the Time of Closing (i) the Vendor and the Purchaser shall have obtained the consent of Oxford Property Group Inc. to the assignment by the Vendor to the Purchaser of the Offer to Lease, and (ii) Oxford Property Group Inc. shall have agreed to release the Vendor from its covenants pursuant to the Offer to Lease effective as of the assignment thereof to the Purchaser;

(b)	Furniture and Equipment:  The furniture, fixtures, equipment and other fixed assets located at the Leased Premises that are owned by the Vendor and used exclusively or predominantly in connection with the operation of the Purchased Businesses including, without limitation, the furniture and equipment described in Schedule 2.1(b) - Furniture and Equipment;

(c)	Prepaid Expenses and Deposits:  The prepaid expenses and deposits made by the Vendor in connection with the Purchased Businesses;

(d)	Contracts and Commitments: The rights of the Vendor under all contracts, instruments, agreements, licences and other arrangements relating exclusively or predominantly to the operations of the Purchased Businesses, including without limitation the Subscription Pricing Agreement, to the extent such agreement applies to services which the Purchaser will provide pursuant to subsection 8.10(a), and all customer contracts, distribution agreements, agreements with suppliers (including, without limitation, suppliers of data relating to the Bibliographic Services Business and licences and agreements relating to the Computer Software) and forward commitments for goods or services, service contracts and warranty performance agreements, equipment rental agreements and all unfilled orders received by the Vendor in connection with the operations of the Purchased Businesses (all such contracts, instruments, agreements, licenses and other arrangements referred to in this subsection 2.1(d) together with the contracts, agreements, licences and leases of personal property described in Schedule 2.1(d) - Material Contracts and Commitments are hereinafter collectively called the "Contracts and Commitments");

(e)	Computer Software:  The computer software products, and all of the
Vendor's rights, including copyrights (except as hereinafter provided), in and to the computer software products, to the extent assignable, which are owned by or licensed to the Vendor and used exclusively or predominantly in connection with the operations of the Purchased Businesses and all rights under any such licences (the "Computer Software"), including, without limitation, the computer software listed in Schedule 2.1(e) - Material Computer Software, provided that:

(i)	in the case of any copyright that is owned by the Vendor in respect of the Asian language thesaurus relating to the Japan - CATSS software (collectively, in this paragraph called the "CJK Software" and "CJK Database"), the Purchaser agrees to grant to the Vendor at the Time of Closing a non-exclusive licence to use, copy, reproduce, sublicense, access, configure, execute, load, process, run, utilize, modify and translate the CJK Software and CJK Database, and to authorize third parties to do any of the foregoing, throughout the world for the term of the copyright in the CJK Software. The Purchaser agrees that the Vendor may retain a copy of the CJK Software and CJK Database source code in machine-readable form for this purpose;

(ii)	the Vendor will not be responsible to convert or translate any protocol;

(iii)	except as otherwise set forth on Schedule 2.1(e) - Material Computer
Software, such software will not include any source code in respect thereof, nor will such software include any IBM utilities (other than the Vendor's rights under any licenses relating to any such IBM utilities in connection with the operation of the Purchased Businesses); and

(iv)	to the extent that any Computer Software is required by the Vendor in connection with the provision of services by the Vendor to the Purchaser pursuant to the Outsourcing Agreement, the transfer of the Vendor's right, title and interest in and to such Computer Software, to the extent assignable, shall, notwithstanding section 10.1, automatically occur at such time as the Outsourcing Agreement expires or otherwise terminates. Notwithstanding this paragraph 2.1(e)(iv), the Vendor shall provide the Purchaser with a copy of any Computer Software that is owned by the Vendor and, to the extent identified on Schedule 2.1(e) as in the possession of the Vendor, its source code, upon request following the Time of Closing.

(f)	Bibliographic Database:  Subject to section 8.8 and all rights and information contained therein, the bibliographic database (the "Database") used by the Vendor in connection with the operation of the Bibliographic Services Business containing approximately 57.5 million records. At the Time of Closing, the Vendor will make available to the Purchaser at the Vendor's offices in Winnipeg, Manitoba, magnetic tapes comprising the third generation back-up of the Database (approximately three weeks old) in the format in which the Database records currently exist. The Vendor will arrange for such magnetic tapes to be transported, via a courier service of the Vendor's choice, to the Purchaser at the Vendor's expense provided that all risk of loss or damage during transportation shall be the responsibility of the Purchaser. If the Purchaser desires to arrange for a different mode of transportation of such magnetic tapes, the cost of such transportation shall be borne by the Purchaser;

(g)	Trade Names and Marks:  The right for the Purchaser to represent itself as carrying on the Purchased Businesses in succession to the Vendor and, to the extent assignable, the trade or brand names, business names, trade marks, trade mark registrations and applications used exclusively or predominantly in connection with the operation of the Purchased Businesses, together with all rights under any licences and other agreements or instruments relating to any of the foregoing, including, without limitation, the trade marks, and business names listed in Schedule 2.1(g) - Material Trade Marks and Business Names; and

(h)	Books and Records:  The books and records of the Purchased Businesses to the extent they relate to the Purchased Assets and the Purchased Businesses and the Employees (other than those required by law to be retained by the Vendor, copies of which will be made available to the Purchaser), including, without limitation, all customer lists, sales records, price lists and catalogues, sales literature, advertising material, personnel records and other records.

2.2	Excluded Assets:  The Purchased Assets shall not include any of the following property and assets (collectively, the "Excluded Assets"):

(a)	Cash:  All cash on hand or in banks or other depositories;

(b)	Accounts Receivable:  All accounts receivable, book debts and other debts due or accruing due to the Vendor, including without limitation, any indebtedness of any of the Vendor's Affiliates to the Vendor;

(c)	Income Taxes:   All income tax instalments paid by the Vendor and the
right to receive any refund of income taxes paid by the Vendor;

(d)	Assets Relating to Other Businesses:  All of the property, assets and rights of the Vendor that relate exclusively or predominantly to the operation by the Vendor, or any Subsidiary thereof, of any business other than the Purchased Businesses including, without limitation, all shares, securities and other investments of the Vendor in any Subsidiary or other entity;

(e)	Pension and Benefit Plans:  All rights of the Vendor under the Vendor's
Pension Plans and the Vendor's Benefit Plans and any contracts or agreements relating thereto; and

(f)	Specified Excluded Assets:  The property and assets described in
Schedule 2.2(f) - Specified Excluded Assets.

2.3	Non-assignable Contracts:  If any rights, benefits or remedies (in this section 2.3 collectively called the "Rights") under any of the Contracts and Commitments listed in Schedule 2.3 - Specified Contracts and Commitments are not assignable by the Vendor to the Purchaser without the consent of the other party thereto (in this section 2.3 called the "Third Party") and such consent is not obtained, then, unless the Purchaser exercises its rights under subsection 9.1(c) hereof, or unless the Vendor exercises its rights under subsection 9.2(d) hereof, the following covenants and agreements shall apply in respect of such Contracts and Commitments until the end of the period commencing as at the Time of Closing and ending on the earlier of the expiry or other termination of each such Contract and Commitment or December 31, 1997 (unless the parties mutually agree otherwise in respect of any such Contract and Commitment):

(a)	the Vendor will hold the Rights for the benefit of the Purchaser;

(b)	the Vendor will, at the request and expense and under the direction of the Purchaser, in the name of the Vendor or otherwise as the Purchaser shall specify, take all such actions and do all such things as shall, in the opinion of the Purchaser, be necessary or desirable in order that the obligations of the Vendor under such assumed Contracts and Commitments may be performed in a manner such that the value of the Rights shall be preserved and shall enure to the benefit of the Purchaser and such that all moneys receivable under the assumed Contracts and Commitments may be received by the Purchaser;

(c)	the Vendor will promptly pay over to the Purchaser all such moneys collected by the Vendor in respect of such assumed Contracts and Commitments;

(d)	to the extent permitted by the Third Party and provided, in the
Purchaser's opinion, it would not be prejudicial to the Purchaser's rights to do so, the Purchaser will perform the obligations under such assumed Contracts and Commitments on behalf of the Vendor, and will indemnify the Vendor against all liabilities, costs and expenses (including reasonable costs of the defence thereof) incurred by the Vendor in performing such obligations; and

(e)	the Purchaser will continue to use all reasonable commercial efforts following the Time of Closing to obtain the consent of the Third Party to the assignment to the Purchaser of each such Contract and Commitment and, upon each such consent to assignment having been obtained, such Contract and Commitment shall be automatically assigned to the Purchaser.

2.4	Sublease of Leased Premises:  The Purchaser shall, effective as at the
Time of Closing, enter into a sublease with Manitoba Investments whereby the Purchaser shall sublease to Manitoba Investments, on a cost recovery basis, the portion of the Leased Premises that is used by or otherwise allocable to the operation of the Library Technical Services Business, which sublease shall be in the form set out in Schedule 2.4 - Form of Sublease of Part of Leased Premises.

2.5	Delivery of Purchased Assets:  Except as otherwise set forth in this
Agreement, the Purchased Assets shall be delivered by the Vendor to the Purchaser as at the Time of Closing. For greater certainty, title to and ownership of the Database shall pass to the Purchaser at the Time of Closing in the format in which it currently exists on the Tandem computer hardware referred to in Schedule A to the Outsourcing Agreement at the offices of the Vendor in Winnipeg, Manitoba and delivery of the Database shall be and be deemed to be effected in conjunction with the execution and delivery of a form of general conveyance by the Vendor in favour of the Purchaser at the Time of Closing. The Purchaser acknowledges that, under the Outsourcing Agreement, the Vendor will provide certain services to the Purchaser in connection with the Purchaser's operation of the Purchased Businesses after the Time of Closing and the Vendor's obligations under such agreement are solely as a provider of such services in accordance with the terms of the Outsourcing Agreement. Without limiting the generality of the foregoing, the Purchaser shall be responsible for the extraction of the various individual records from the Database into any format other than the format in which such records current exist in the Database and the only responsibility that the Vendor shall have in respect of the Database or any individual records contained therein shall be those responsibilities of the Vendor set forth in the Outsourcing Agreement.

2.6	Designation of Affiliate:  The Purchaser may designate an Affiliate of the Purchaser to be the purchaser of the Database, such designation to be made at least seven days prior to the Closing Date, provided that the Vendor, the Purchaser and such designee shall enter into an agreement in writing amending the terms of this Agreement as the same relate to the acquisition by such designee of the Database and provided further that the Vendor shall have the right to make such changes as the Vendor requires to the form of the guarantee and indemnity set forth in Schedule 9.2(f) - Form of Guarantee and Indemnity arising out of such designation.


ARTICLE III
PURCHASE PRICE

3.1	Base Price and Purchase Price:  The aggregate base purchase price for the Purchased Assets will be $1,250,000 and, provided that each Employee identified in Schedule 1.1(q) - Employees becomes an employee of the Purchaser at the Time of Closing, such aggregate base purchase price shall be reduced to $1,150,000 (the "Base Price"). The aggregate purchase price payable by the Purchaser to the Vendor for the Purchased Assets (the "Purchase Price") shall be the Base Price adjusted in accordance with section 3.2.

3.2	Adjustments to the Base Price:  The Base Price shall be adjusted by adding thereto an amount equal to the aggregate of:

(a)	the amount of all prepaid expenses, security deposits and other assets as at the Time of Closing forming part of the Purchased Assets that are "current assets" determined in accordance with generally accepted accounting principles identified on the Closing Balance Sheet Accounts; and

(b)	the portion of the Vendor's expenditures identified on the Closing
Balance Sheet Accounts (less depreciation) in respect of leasehold improvements relating to the Leased Premises that are allocable to the Purchased Businesses based on usage (square footage).

3.3	Determination of Estimated Price and Estimated Assumed Quantifiable
Liabilities: Not fewer than three Business Days prior to the Closing Date, the Vendor shall deliver to the Purchaser a statement containing:

(a)	the Vendor's estimate of the Purchase Price (the "Estimated Price")
which shall be prepared in accordance with section 3.2 based upon the Interim Balance Sheet Accounts; and

(b)	the Vendor's estimate of the Assumed Quantifiable Liabilities (the
"Estimated Assumed Quantifiable Liabilities") which shall be based upon the Interim Balance Sheet Accounts.

3.4	Payments at Time of Closing:  At the Time of Closing the Purchaser shall pay and satisfy the Estimated Price as follows:

(a)	as to an amount equal to the Estimated Assumed Quantifiable Liabilities, by the assumption thereof; and

(b)	as to the balance (being the Estimated Price less the Estimated Assumed
Quantifiable Liabilities), in cash or by certified cheque or wire transfer payable to or to the order of the Vendor at the Time of Closing.

3.5	Final Determination of Purchase Price:

(a)	Closing Balance Sheet:  Within 30 days following the Closing Date, the
Vendor shall deliver to the Purchaser Balance Sheet Accounts (the "Closing Balance Sheet Accounts") of the Purchased Businesses as at the close of business on the Closing Date. For the purpose of preparing the Closing Balance Sheet Accounts, the Purchaser agrees to grant the Vendor's authorized representatives reasonable access to relevant records, facilities and personnel of the Purchased Businesses after the Time of Closing.

(b)	Review of Closing Balance Sheet Accounts:  The Purchaser shall have a period of 30 days from the date it receives the Closing Balance Sheet Accounts in which to review the same. For the purpose of such review, the Vendor shall permit the Purchaser and its authorized representatives to examine all working papers, schedules and other documentation used or prepared by the Vendor in connection with its preparation of the Closing Balance Sheet Accounts or otherwise relating thereto. If no objection to the Closing Balance Sheet Accounts is given to the Vendor by the Purchaser within such 30-day period, the Closing Balance Sheet Accounts shall be deemed to have been approved as of the last day of such 30-day period.

(c)	Dispute Resolution by Vendor and Purchaser:  If the Purchaser disputes any of the items on the Closing Balance Sheet Accounts, the Purchaser shall, within such 30-day period, give written notice thereof to the Vendor, which notice shall set out in reasonable detail the nature of the matters in dispute, and the Vendor and the Purchaser shall attempt to resolve the matters in dispute within 15 days from the date the Purchaser gives such notice to the Vendor. If the Vendor and the Purchaser cannot resolve all matters in dispute by agreement within such 15-day period, all unresolved matters shall be escalated to William J. Kliss, who is an officer of the Purchaser, and Paul McErlean, who is an officer of the Vendor and who is also the Vice-President, Finance of the Vendor's parent company, for resolution. If all matters in dispute are resolved by the Vendor and the Purchaser or are resolved specifically by William J. Kliss and Paul McErlean, the Closing Balance Sheet Accounts shall be modified to the extent required to give effect to such resolution and shall be deemed to have been approved as of the date of such resolution.

(d)	Modification of Closing Balance Sheet Accounts: Upon any modification of the Closing Balance Sheet Accounts in accordance with this section 3.5, all references in this Agreement to the Closing Balance Sheet Accounts shall refer to the Closing Balance Sheet Accounts as so modified.

3.6	Adjustment Payments:  Within five Business Days after the Closing
Balance Sheet Accounts are deemed to have been approved in accordance with section 3.5:

(a)	Payment of Amount Underpaid:  If the amount of the Purchase Price less the amount of the Assumed Quantifiable Liabilities determined based upon the Closing Balance Sheet Accounts as approved in accordance with section 3.5 is greater than the amount of the Estimated Price less the amount of the Estimated Assumed Quantifiable Liabilities paid by the Purchaser to the Vendor at the Time of Closing, the Purchaser shall pay to the Vendor an amount equal to such difference, by certified cheque or banker's draft to or to the order of the Vendor; and

(b)	Refund of Overpayment:  If the amount of the Purchase Price less the amount of the Assumed Quantifiable Liabilities determined based upon the Closing Balance Sheet Accounts as approved in accordance with section 3.5 is less than the amount of the Estimated Price less the amount of the Estimated Assumed Quantifiable Liabilities paid by the Purchaser to the Vendor at the Time of Closing, the Vendor shall pay to the Purchaser an amount equal to such difference, by certified cheque or banker's draft to or to the order of the Purchaser.

3.7	Allocation of Purchase Price:  The Vendor and the Purchaser shall allocate the Purchase Price, as it may be finally determined pursuant to section 3.5, among the Purchased Assets in accordance with Schedule 3.7 - Allocation of Purchase Price and to report the sale and purchase of the Purchased Assets for all federal, provincial and local tax purposes in a manner consistent with such allocation.

3.8	Transfer Taxes:  The Purchaser shall be liable for and shall pay all federal and provincial sales taxes (including any retail sales taxes) and all other like taxes, duties, fees or other like charges of any jurisdiction properly payable in connection with the transfer of the Purchased Assets by the Vendor to the Purchaser.

3.9	Taxes Payable:  At the Time of Closing, the Purchaser shall pay to the
Vendor, or to whom the Vendor may direct, by wire transfer, certified cheque or other immediately available funds, the amounts set forth in Schedule 3.7 - Allocation of the Purchase Price in respect of the GST and provincial sales taxes exigible in connection with the transaction contemplated hereby (in this section 3.9 called the "Taxes Payable"). The Taxes Payable shall be remitted by the Vendor in accordance with the ETA, the Retail Sales Tax Act (Ontario) and the Retail Sales Tax Act (Manitoba).The Taxes Payable shall be adjusted, to the extent necessary, based upon the Closing Balance Sheet Accounts, and any adjustment payment in respect thereof shall be made and, if necessary, remitted to the appropriate taxing authority, by the party responsible therefor at the time the purchase price adjustment payments are made pursuant to section 3.6.


ARTICLE IV
ASSUMPTION OF LIABILITIES

4.1	Assumption of Certain Liabilities by the Purchaser:  Subject to the
provisions of this Agreement and the Schedules hereto, the Purchaser shall assume, pay, satisfy, discharge, perform and fulfil, from and after the Time of Closing, all obligations and liabilities of the Vendor existing as at the Time of Closing (the "Assumed Liabilities") under or in respect of:

(a)	the Contracts and Commitments;

(b)	the Offer to Lease;

(c)	the Assumed Quantifiable Liabilities;

(d)	all contracts of employment, whether express, implied, written or oral, made between the Vendor and the Transferred Employees only to the extent expressly set out in this Agreement or the Schedules hereto; and

(e)	the obligations of the Purchased Businesses under the Collective
Agreement (which obligations, for greater certainty, are represented in section 5.17).

4.2	Liabilities Specifically Excluded:  For greater certainty Assumed
Liabilities do not include:

(a)	subject to section 8.7, any liabilities in respect of Employees for salary, pension, benefits (except for vacation pay), bonuses or profit sharing entitlements payable to the Employees relating to any period prior to the Time of Closing; or

(b)	any liabilities of the Vendor for the Purchased Businesses in respect of any non-compliance with the Collective Agreement that relate to any period prior to the Time of Closing.

4.3	Liabilities Not Assumed: Except as contemplated by section 4.1, the
Purchaser shall not assume or be liable to pay, satisfy, discharge, perform or fulfil any debts, liabilities or obligations of the Vendor of or in connection with the conduct of the operations of the Purchased Businesses.


ARTICLE V
REPRESENTATIONS AND WARRANTIES OF THE VENDOR

The Vendor represents and warrants to the Purchaser as follows and acknowledges that the Purchaser is relying on such representations and warranties in connection with its purchase of the Purchased Assets:

5.1	Organization:  The Vendor is a corporation duly incorporated and organized and validly existing under the laws of the Province of Manitoba and has the corporate power to own or lease its property, to carry on the operations of the Purchased Businesses as now being conducted by it and to enter into this Agreement and to perform its obligations hereunder.

5.2	Authorization:  This Agreement has been duly authorized, executed and delivered by the Vendor and is a legal, valid and binding obligation of the Vendor, enforceable against the Vendor by the Purchaser in accordance with its terms except as such enforcement may be limited by bankruptcy, insolvency and other laws affecting the rights of creditors generally and except that equitable remedies may only be granted in the discretion of a court of competent jurisdiction.

5.3	No Other Agreements to Purchase or Options:  No person other than the
Purchaser and, in connection with the Database, the NLC has any written or oral agreement or option or any right or privilege (whether by law, pre-emptive or contractual) capable of becoming an agreement or option for the purchase or acquisition out of the ordinary course of business from the Vendor of any of the Purchased Assets, provided that, for greater certainty, any purchase or acquisition in the ordinary course of business as the same relates to the Database means only purchases or acquisitions made in accordance with the restrictions (if any) imposed upon such customers', distributor's or supplier's usage of or access to the Database pursuant to the Contracts and Commitments between the Vendor and its customers, distributors and suppliers.

5.4	No Violation:  The execution and delivery of this Agreement by the
Vendor and the consummation of the transactions herein provided for will not result in the violation of, or constitute a material default under, or conflict with or cause the acceleration of any material obligation of the Vendor under:

(a)	any agreement, instrument, contract, lease, licence or other obligation to which the Vendor is a party or by which it is bound (other than any Contract and Commitment in respect of which any notice, consent or approval is required to be given to or obtained from the other contracting party thereto in connection with the transactions contemplated hereby and which has not been given or obtained at the Time of Closing);

(b)	any provision of the constating documents or by-laws or resolutions of the board of directors (or any committee thereof) or shareholders of the Vendor;

(c)	any judgment, decree, order or award of any court, governmental body or arbitrator having jurisdiction over the Vendor; or

(d)	any applicable law, statute, ordinance, regulation or rule.

5.5	Sufficiency of Purchased Assets:  If the Purchased Assets included the
Excluded Assets and the full benefit of all of the Contracts and Commitments that are not assignable or in respect of which the Vendor has received notice of termination thereof from the other party thereto, the Purchased Assets would constitute all of the material property, assets and rights used by the Vendor in connection with its operation of the Purchased Businesses immediately prior to the Time of Closing.

5.6	Title to Purchased Assets:  The Purchased Assets are owned by the Vendor as the beneficial owner thereof with a good and marketable title thereto, free and clear of all Encumbrances other than the Permitted Encumbrances.

5.7	Trade Names and Trade Marks; Computer Software:  Schedule 2.1(g) -
Material Trade Marks and Business Names contains a list of all of the trade or brand names, business names, trade marks, trade mark registrations and applications used exclusively or predominantly in connection with the operations of the Purchased Businesses and that are material to such operations, and indicates the status thereof. Schedule 2.1(e) - Material Computer Software contains a list of all of the computer software used exclusively or predominantly in connection with the operations of the Purchased Businesses and that are material to such operations. To the best of the Vendor's knowledge, the Purchased Assets and the use thereof do not infringe any patent, copyright, trade mark or other right of ownership or use of any third person or entity. To the Vendor's knowledge, there is no state of facts which casts doubt on the validity or enforceability of the Vendor's ownership rights in any of the Computer Software that is owned by the Vendor.

5.8	Insurance:  The Vendor has the Purchased Assets insured against loss or damage and such insurance coverage will be continued in full force and effect to and including the Time of Closing. The Vendor is not in material default, whether as to the payment of premiums or otherwise, under the terms of any such policy.

5.9	Contracts and Commitments:  Except as described in Schedule 2.1(d) -
Material Contracts and Commitments and Schedule 5.15 - Pension and Benefit Plans, the Vendor is not a party to or bound by any contract, instrument, agreement, lease, license or obligation in connection with the operations of the Purchased Businesses that is material to such operations. The Purchaser acknowledges and agrees that the Vendor does not represent or warrant that any consent of any third party that may be required in connection with the assignment to the Purchaser of any Contract and Commitment is obtainable from such third party, nor can the Vendor represent or warrant that any Contracts and Commitments will be renewed beyond the expiry thereof, or that any third party thereto will continue to use the services of, or supply, the Purchased Businesses. Without limiting the generality of the foregoing, in respect of the distribution agreement with OCLC Online Computer Library Centre, Incorporated, the Vendor has received notice of termination thereof. Except as set out in Schedule 2.3 - Specified Contracts and Commitments, each of the Contracts and Commitments listed in Schedule 2.3 - Specified Contracts and Commitments is in full force and effect and no material default on the part of the Vendor exists in respect thereof and, to the best of the Vendor's knowledge, no event exists (other than the proposed assignment thereof to the Purchaser pursuant to this Agreement) which, but for the lapse of time, the giving of notice, or both, would entitle the other contracting party to terminate any of such Contracts and Commitments. To the best of the Vendor's knowledge, there is no material default under any of the Contracts and Commitments listed in Schedule 2.3 - Specified Contracts and Commitments on the part of the other contracting party.

5.10	Interim Balance Sheet Accounts:  The Interim Balance Sheet Accounts have been prepared in accordance with generally accepted accounting principles (except that there are no notes thereto prepared in accordance with generally accepted accounting principles) applied on a basis consistent with prior periods, are correct and complete, and present fairly the assets and liabilities of the Purchased Businesses as at the date thereof.

5.11	Closing Balance Sheet Accounts:  When prepared, the Closing Balance
Sheet Accounts will be prepared in accordance with generally accepted accounting principles (except that there will be no notes thereto prepared in accordance with generally accepted accounting principles) applied on a basis consistent with those used in the preparation of the Interim Balance Sheet Accounts and will present fairly the Purchased Assets and Assumed Quantifiable Liabilities as at the close of business on the Closing Date.

5.12	Litigation:  Except as described in Schedule 5.12 - Legal Proceedings, there are no actions, suits or proceedings pending or, to the best of the knowledge of the Vendor, threatened against or affecting the Purchased Businesses or the Purchased Assets at law or in equity or before or by any federal, provincial, municipal or other governmental department, court, commission, board, tribunal, bureau, agency or instrumentality, domestic or foreign, or before or by an arbitrator or arbitration board.

5.13	Residency:  The Vendor is not a non-resident of Canada for the purposes of the Tax Act.

5.14	GST and PST Registrations:  The Vendor is a registrant for purposes of:

(a)	the ETA whose registration number is R121426753RT; and

(b)	the Retail Sales Tax Act (Ontario) whose Vendor Permit number is 6578-
2844, the Retail Sales Tax Act (Manitoba) whose Vendor Permit number is 555333-4 and the Retail Sales Tax Act (Quebec) whose Vendor Permit number is 1017847844.

5.15	Pension and Benefit Plans:  Schedule 5.15 - Pension and Benefit Plans
identifies the Registered Pension Plan (the "Vendor's RPP") provided to the Employees by the Vendor immediately prior to the Time of Closing and the Group Registered Retirement Savings Plan (the "Vendor's GRRSP") provided to certain of the Employees immediately prior to the Closing (collectively, the Vendor's RPP and the Vendor's GRRSP herein referred to as the "Vendor's Pension Plans") and, other than government sponsored or administered plans, there are no retirement, supplementary retirement or pension plans maintained, sponsored, contributed to or required to be contributed to, by or on behalf of the Vendor and applicable to any of the Employees, their spouses, dependants or beneficiaries, other than the Vendor's Pension Plans. Schedule 5.15 - Pension and Benefit Plans also identifies each plan, arrangement or agreement relating to insurance, medical, hospital, health, dental, vision care, drug, disability, educational assistance, sick leave or pay, legal benefits, dependant care, unemployment benefits, pregnancy and parental benefits, vacation, bonus, stock purchase, profit sharing, stock option, deferred compensation, severance or termination pay, insurance, incentive or other compensation or other similar benefit plans or arrangements (the "Vendor's Benefit Plans") maintained or sponsored by the Vendor and provided to the Employees, their spouses, dependants or beneficiaries, by the Vendor immediately prior to the Time of Closing. True and complete copies of the Vendor's RPP and the Vendor's Benefit Plans have been furnished to the Purchaser.

5.16	Employees:  Schedule 1.1(q) - Employees contains a complete and accurate list of the names of all individuals who are employees or personnel of the Vendor employed or engaged in connection with the operations of the Purchased Businesses as of the date of this Agreement specifying in respect of each such individual:

(a)	years of service, base salary, annual incentive and any other monetary compensation in respect of the 1997 fiscal period; and

(b)	annual pension contribution (expressed as a percentage of pensionable earnings) and whether the individual is a member of the Vendor's RRP and/or the Vendor's GRRSP.

5.17	Labour Matters:  All collective bargaining agreements relating to the operations of the Purchased Businesses are identified in Schedule 5.17 - Collective Agreements. Except as disclosed in Schedule 5.17 - Collective
Agreements:

(a)	the Vendor is not a party to or bound by any collective bargaining or similar agreement with any labour organization applicable to the Purchased Businesses;

(b)	there is no labour strike, dispute, slowdown, work stoppage, unresolved material labour union grievance or labour arbitration proceeding pending or, to the knowledge of the Vendor, threatened against the Vendor; and

(c)	to the knowledge of the Vendor, there are no current union organizing activities among the Employees.

5.18	Consents and Approvals:  There is no requirement for the Vendor to make any filing with, give any notice to or obtain any licence, permit, certificate, registration, authorization, consent or approval of, any government or regulatory authority as a condition to the lawful consummation of the transactions contemplated by this Agreement, except pursuant to applicable bulk sales legislation and except that the Vendor is required to obtain certificates from the Minister under applicable retail sales tax legislation in the provinces of Ontario and Manitoba.

5.19	Copies of Database:  The Vendor has not sold or otherwise distributed or provided a copy of all or any material portion of the Database to any person out of the ordinary course of business, except that, for greater certainty, portions of the Database in the form of customer files have been provided to OCLC Online Computer Library Centre, Incorporated, in connection with the distribution agreement dated July 1, 1993 between the Vendor and OCLC Online Computer Library Centre, Incorporated.


ARTICLE VI
REPRESENTATIONS AND WARRANTIES OF THE PURCHASER

The Purchaser represents and warrants to the Vendor as follows and acknowledges and confirms that the Vendor is relying on such representations and warranties in connection with its sale of the Purchased Assets:

6.1	Organization:  The Purchaser is a corporation duly incorporated and organized and validly subsisting under the laws of the Province of Ontario and has the corporate power to enter into this Agreement and to perform its obligations hereunder.

6.2	Authorization:  This Agreement has been duly authorized, executed and delivered by the Purchaser and is a legal, valid and binding obligation of the Purchaser, enforceable against the Purchaser by the Vendor in accordance with its terms, except as such enforcement may be limited by bankruptcy, insolvency and other laws affecting the rights of creditors generally and except that equitable remedies may only be granted in the discretion of a court of competent jurisdiction.

6.3	No Violation:  The execution and delivery of this Agreement by the
Purchaser and the consummation of the transactions herein provided for will not result in the violation of, or constitute a material default under, or conflict with or cause the acceleration of any material obligation of the Purchaser under:

(a)	any agreement, instrument, contract, lease, licence or other obligation to which the Purchaser is a party or by which it is bound;

(b)	any provision of the constating documents or by-laws or resolutions of the board of directors (or any committee thereof) or shareholders of the Purchaser;

(c)	any judgment, decree, order or award of any court, governmental body or arbitrator having jurisdiction over the Purchaser; or

(d)	any applicable law, statute, ordinance, regulation or rule.

6.4	Consents and Approvals:  There is no requirement for the Purchaser to make any filing with, give any notice to or obtain any licence, permit, certificate, registration, authorization, consent or approval of, any government or regulatory authority as a condition to the lawful consummation of the transactions contemplated by this Agreement.

6.5	Investment Canada:  The Purchaser is a "non-Canadian" within the meaning of the Investment Canada Act (Canada).

6.6	GST and PST Registrations:   The Purchaser is a registrant for purposes
of:

(a)	the ETA whose registration number is 889317939; and

(b)	the Retail Sales Tax Act (Ontario) whose Vendor's Permit number is
99036479.


ARTICLE VII
SURVIVAL OF COVENANTS, REPRESENTATIONS AND WARRANTIES

7.1	Survival of Representations and Warranties of the Vendor:  The
representations and warranties of the Vendor contained in this Agreement and any agreement, instrument, certificate or other document executed and delivered pursuant hereto shall survive the closing of the transactions contemplated hereby and notwithstanding the Closing or, subject to subsection 8.4(b), any investigations made by the Purchaser or its representatives, shall continue in full force and effect for the benefit of the Purchaser until the first anniversary of the Closing Date, provided, however, that:

(a)	the representations and warranties contained in sections 5.1, 5.2, 5.3,
5.6, 5.13 and 5.14 and the corresponding representations and warranties set out in certificates to be delivered pursuant to subsection 9.1(a) shall survive and continue in full force and effect without limitation of time; and

(b)	a claim for any breach of any other representations and warranties contained in this Agreement or in any agreement, instrument, certificate or other document executed or delivered pursuant hereto involving fraud or fraudulent misrepresentation may be made at any time following the Closing Date, subject only to applicable limitation periods imposed by law.

7.2	Survival of the Representations and Warranties of the Purchaser: The
representations and warranties of the Purchaser contained in this Agreement or in any document, certificate or undertaking given pursuant hereto shall survive the closing of the transactions contemplated hereby and notwithstanding the Closing, shall continue in full force and effect for the benefit of the Vendor until the first anniversary of the Closing Date, provided, however, that the representations and warranties contained in sections 6.1, 6.2, 6.4, 6.5 and 6.6 and the corresponding representations and warranties set out in the certificates to be delivered pursuant to subsection 9.2(a) shall survive and continue in full force and effect without limitation of time.

7.3	Survival of Covenants:  The covenants of each of the Vendor and the
Purchaser set forth in this Agreement shall survive the completion of the transactions herein contemplated and notwithstanding such completion, shall continue in full force and effect for the benefit of the others in accordance with the terms thereof.


ARTICLE VIII
COVENANTS

8.1	Delivery of Books and Records:   At the Time of Closing, the Vendor
shall deliver to the Purchaser all the books and records described in subsection 2.1(h) to the extent the same relate to the Purchased Businesses and the Purchased Assets. The Purchaser agrees that it will preserve the books and records so delivered to it for a period of seven years from the Closing Date, and will permit the Vendor or its authorized representatives reasonable access thereto in connection with the affairs of the Vendor.

8.2	Conduct of Purchased Businesses Prior to Closing:  During the period from the date hereof to the Time of Closing:

(a)	Conduct Business in the Ordinary Course:  The Vendor shall conduct the
Purchased Businesses only in the ordinary and normal course consistent with past practice and the Vendor shall not change or enhance or promise to change or enhance the Vendor's Pension Plans or the Vendor's Benefit Plans except as required by law or as set out on Schedule 1.1(q) - Employees or Schedule 5.15
- Pension and Benefit Plans. The Vendor shall not permit any Encumbrance to be registered against any of the Purchased Assets other than any Encumbrances created in the ordinary course of business that are Permitted Encumbrances;

(b)	Continue Insurance:  The Vendor shall continue to maintain in full force and effect all policies of insurance or renewals thereof now in effect;

(c)	Contractual Consents:  The Vendor will cooperate with the Purchaser in an effort to assist the Purchaser in obtaining any consents to assignment that are required in connection with any Contracts and Commitments, provided that the Vendor will not be responsible to incur any out-of-pocket costs in connection therewith. The Purchaser shall give the Vendor the opportunity to review and approve each form of request for consent to assignment that the Purchaser proposes to deliver to third parties to any Contracts and Commitments;

(e)	Customer Contracts:  The Vendor, acting reasonably, shall not take any action that would have the effect of impeding or frustrating any existing contractual arrangements with customers of the Purchased Businesses that are to be assigned to the Purchaser;

(f)	Vendor's Corporate Action:  The Vendor shall use all reasonable efforts to take or cause to be taken all necessary corporate action, steps and proceedings to approve or authorize validly and effectively the transfer of the Purchased Assets and the Purchased Businesses to the Purchaser and the execution and delivery of this Agreement and the other agreements and documents contemplated hereby and to cause all necessary meetings of directors and shareholders of the Vendor to be held for such purpose; and

(g)	Database:  Subject to section 8.8 and subject to the operation by the
Vendor of the Purchased Businesses in the ordinary course of business in accordance with its rights and obligations pursuant to the Contracts and Commitments, the Vendor shall not sell or otherwise distribute or provide access to all or any portion of the Database or, subject to paragraph 2.1(e)(i), the Computer Software to any person other than the Purchaser.

8.3	Delivery of Closing Documentation of the Vendor:  At the Time of
Closing, the Vendor shall deliver to the Purchaser:

(a) 	all necessary deeds, conveyances, bills of sale, assurances, transfers, assignments and any other documentation necessary or reasonably required to transfer the Purchased Assets and the Purchased Businesses to the Purchaser with a good and marketable title, free and clear of all Encumbrances, except for Permitted Encumbrances;

(b)	a certificate issued by the Minister of Revenue of Ontario under subsection 6(1) of the Retail Sales Tax Act (Ontario), a certificate issued by the Minister of Revenue under subsection 8(1) of the Retail Sales Tax Act (Manitoba) and a letter from the Quebec provincial taxing authorities in respect of payments and remittances of sales taxes pursuant to the Retail Sales Tax Act (Quebec); and

(c)	all such other documents relevant to the closing of the transaction contemplated hereby as the Purchaser, acting reasonably, may request, or as may be listed in an agreed upon form of closing agenda or documents list prepared for the Time of Closing.

8.4	Delivery of Closing Documentation of the Purchaser:  At the Time of
Closing, the Purchaser shall deliver to the Vendor:

(a)	all such documents relevant to the closing of the transaction contemplated hereby as the Vendor, acting reasonably, may request, or as may be listed in an agreed upon form of closing agenda or documents list prepared for the Time of Closing; and

(b)	a certificate of a senior officer of the Purchaser, in form satisfactory to the Vendor, acting reasonably, stating that, as at the Time of Closing, the Purchaser has no knowledge of any breach by the Vendor of any representation or warranty of the Vendor contained in this Agreement as a result of the Purchaser's and its representatives' "due diligence" investigations in respect of the Purchased Assets and the Purchased Businesses.

8.5	Purchaser's Corporate Action:  The Purchaser shall use all reasonable efforts to take or cause to be taken all necessary corporate action, steps and proceedings to approve or authorize validly and effectively the execution and delivery of this Agreement and the other agreements and documents contemplated hereby and to cause all necessary meetings of directors and shareholders of the Purchaser to be held for such purpose.

8.6	Representations and Covenants Relating to Employees:

(a)	The Purchaser represents and warrants to the Vendor that it has offered employment to all of the Employees effective as at the Time of Closing conditional upon the completion of the transaction contemplated hereby on identical salary terms and on other terms and conditions (including without limitation non-pension benefits and, subject to section 8.7, pension benefits) no less favourable in the aggregate than they currently enjoy. The Purchaser shall employ all Employees who have accepted such offers of employment and who become employees of the Purchaser (the "Transferred Employees") on such terms effective as at the Time of Closing and shall recognize for the purposes of benefit and severance obligations, but not for the purposes of pension benefits (except as set out in section 8.7), the length of service with the Vendor (and any predecessor employers), to the extent such service is currently recognized by the Vendor. The Purchaser represents and warrants that it has provided to the Vendor a true form of the offer of employment made by the Purchaser to the Employees and the Vendor acknowledges that it has reviewed and approved the forms of offer of employment made by the Purchaser to the Employees. The Purchaser represents and warrants to the Vendor that each Employee listed on Schedule 1.1(q) - Employees has accepted the Purchaser's offer of employment;

(b)	The Purchaser shall indemnify the Vendor from and against any Losses suffered or incurred by the Vendor arising out of the termination
(constructive or otherwise) of employment by the Purchaser of any Transferred Employee within the period of 24 months following the Closing Date;

(c)	The Purchaser shall not solicit or employ Gordon A. Sharp for a period of at least one year following the Closing Date;

(d)	The Purchaser shall have no responsibility, obligation and/or liability to any person and/or to the Vendor with respect to any employee of the Purchased Businesses to whom the Purchaser is not obligated to make an offer of employment, and the Vendor shall indemnify and hold harmless the Purchaser in respect of any Losses arising out of any claims made against the Purchaser by any such person to whom the Purchaser is not obligated to make such an offer; and

(e)	Within 30 days after the Closing Date, the Vendor shall pay to each
Transferred Employee an amount equal to the portion of the bonus or profit sharing entitlement of such Employee for the 1997 fiscal period (pro-rated to the Closing Date) to be calculated on the assumption that the Purchased Businesses will have performed to the targets set forth in the finalized business plans for such fiscal year.

8.7	Pension and Benefit Arrangements:

(a)	As soon as practicable after the Time of Closing, the Purchaser shall establish a registered pension plan or other retirement savings arrangement such as a Group Registered Retirement Savings Plan (the "Purchaser's Retirement Plan") effective as at the Time of Closing, to provide pension and other benefits for each Transferred Employee which are no less favourable in the aggregate than the total pension and other benefits provided to each Transferred Employee under the Vendor's RPP and, where applicable, the Vendor's GRRSP;

(b)	The Vendor shall retain responsibility for and satisfy its obligations with respect to all pension and other benefits which will have accrued to the Transferred Employees up to the Time of Closing in accordance with the terms of the Vendor's Pension Plans and applicable federal and provincial rules, regulations and legislation applicable to the Vendor's Pension Plans;

(c)	Effective as of the Time of Closing, the Transferred Employees shall cease to actively participate in, and accrue benefits under, the Vendor's Pension Plans and shall commence participation in the Purchaser's Retirement Plan. The Purchaser shall recognize the period of service recognized under the Vendor's Pension Plans for the purposes of eligibility and vesting of benefits under the Purchaser's Retirement Plan;

(d)	The Purchaser shall be responsible for all pension and other benefits of the Transferred Employees which accrue under the Purchaser's Retirement Plan for service with the Purchaser from and after the Time of Closing;

(e)	The Vendor shall retain responsibility for and satisfy its obligations to the Transferred Employees for all claims made or for benefits accrued up to the Time of Closing in accordance with the terms of the Vendor's Benefit Plans and for those claims made on and after the Time of Closing which continue to be covered by the terms of the Vendor's Benefit Plans as such terms existed prior to the Time of Closing;

(f)	Effective as of the Time of Closing, the Transferred Employees shall cease to actively participate in, and accrue benefits under, the Vendor's Benefit Plans and shall commence participation in benefit plans which shall be established by the Purchaser effective as at the Time of Closing to provide benefits to each Transferred Employee which are no less favourable in the aggregate than the total benefits provided to each Transferred Employee by the Vendor immediately prior to the Time of Closing under the Vendor's Benefit Plans (the "Purchaser's Benefit Plans"). The Purchaser shall recognize the period of service recognized under the Vendor's Benefit Plans for the purposes of eligibility and vesting of the benefits under the Purchaser's Benefit Plans and the Purchaser shall waive all waiting periods and other pre-conditions to eligibility under the Purchaser's Benefit Plans for the Transferred Employees;

(g)	The Purchaser shall be responsible for all benefits of the Transferred
Employees for claims made or for benefits which accrue under the Purchaser's Benefit Plans from and after the Time of Closing which are not covered under the terms of the Vendor's Benefit Plans as they existed immediately prior to the Time of Closing;

(h)	The Purchaser shall indemnify the Vendor from and against any Losses that the Vendor may incur in connection with or arising out of any actions or alleged actions taken by the Purchaser at any time with respect to the Purchaser's Retirement Plan or the Purchaser's Benefit Plans (including without limitation claims made by the Transferred Employees arising out of the failure by the Purchaser to establish the Purchaser's Retirement Plan and/or the Purchaser's Benefit Plans with the level of benefits as provided herein), or with respect to the operation and administration thereof, or arising out of any benefit claims and liabilities under the Purchaser's Retirement Plan or the Purchaser's Benefit Plans in respect of the Transferred Employees; and

(i)	The Vendor shall indemnify the Purchaser from and against any Losses that the Purchaser may incur in connection with or arising out of any actions or alleged actions taken by the Vendor at any time with respect to the Vendor's Pension Plans and the Vendor's Benefit Plans or with respect to the operation and administration thereof, or arising out of any benefit claims or liabilities under the Vendor's Pension Plans or the Vendor's Benefit Plans in respect of the Transferred Employees.

8.8	Sale of SRL Files to the NLC:

(a)	The Purchaser shall continue to negotiate in good faith with the NLC
(provided that the NLC is willing to continue to participate in such negotiations) in an effort to conclude, as soon as practicable following the Time of Closing, a binding agreement of purchase and sale relating to the acquisition by the NLC from the Purchaser of the SRL Files. At such time as a binding agreement of purchase and sale between the Purchaser and the NLC is entered into, the Purchaser shall, acting in good faith, make all reasonable efforts to conclude the transaction of purchase and sale contemplated thereby including, without limitation, by taking all steps reasonably necessary to satisfy or fulfil all conditions precedent to the closing of such transaction on the part of the Purchaser to be performed;

(b)	Notwithstanding the closing of the transaction between the Vendor and the Purchaser contemplated hereby, the Vendor shall retain all rights to the Database necessary to enable it, in the event that a binding agreement of purchase and sale relating to the acquisition by the NLC from the Purchaser of the SRL Files has not been entered into within the period of six months following the Closing Date, to complete a transaction of purchase and sale with the NLC on terms satisfactory to the Vendor, acting reasonably, and the NLC including, without limitation, the right to a copy of the SRL Files. If any such transaction between the Vendor and the NLC is completed, any proceeds payable to the Vendor in respect thereof (less the Vendor's reasonable expenses associated therewith) shall be paid over to the Purchaser, and any residual rights or title (if any) to the Database remaining with the Vendor following the completion of any such transaction with the NLC shall be automatically transferred to the Purchaser; provided that, in the event that no binding agreement of purchase and sale relating to any transaction between the Vendor and the NLC has been entered into within the period of one year following the Closing Date, all such rights to the Database retained by the Vendor shall be automatically transferred to the Purchaser;

(c)	The Vendor shall use all reasonable commercial efforts to ensure that a transaction of purchase and sale between the Vendor and the NLC shall be substantially on the terms contained in the NLC Letter of Intent and, to the extent that any such transaction of purchase and sale contemplates any terms or conditions which are substantially different than those contained in the NLC Letter of Intent, the Vendor shall consult with the Purchaser and keep the Purchaser informed in connection with the negotiation and finalization thereof, provided that, except as hereinafter provided, the Vendor shall have the right of final determination in connection with the terms and conditions of any such transaction of purchase and sale between the Vendor and the NLC. Notwithstanding the foregoing, any such transaction of purchase and sale between the Vendor and the NLC shall, in substance, prohibit the use by NLC of all or any portion of the SRL Files for the purpose of any competition by the NLC with the Purchaser, and shall prohibit the distribution by the NLC of all or any portion of the SRL Files to any person for the purpose of any competition by any such person with the Purchaser, unless the Purchaser, acting reasonably, otherwise agrees, in writing, to a variation in respect of such restrictions; and

(d)	Notwithstanding the foregoing, at such time as the Purchaser provides the Vendor with evidence satisfactory to it, acting reasonably, that a binding agreement of purchase and sale between the Purchaser and the NLC relating to the acquisition by the NLC of the SRL Files has been entered into, or that the NLC no longer desires to acquire the SRL Files, the Vendor shall promptly transfer to the Purchaser all rights to the Database retained by the Vendor pursuant to this section 8.8.

8.9	Covenants Relating to Orderly Transition:

(a)	Transition of Contracts and Commitments:  Each of the Vendor and the
Purchaser agrees to provide such co-operation as is reasonably necessary, both before and after the Time of Closing, in order to ensure an orderly transition of all Contracts and Commitments that are assigned to the Purchaser at the Time of Closing. The Purchaser agrees to provide, on a timely basis, to all third parties to any Contracts and Commitments, all notices and other information as may be required pursuant to the terms of any such Contracts and Commitments in connection with the sale of the Purchased Businesses and the transfer of the Purchased Assets, and the Vendor agrees to provide such co-operation as is reasonably necessary in connection therewith;

(b)	Specific Transition Matters:  In addition, the parties agree that, in respect of the distribution agreement dated July 1, 1993 between the Vendor and OCLC Online Computer Library Centre, Incorporated, in respect of which consent to assignment is required and OCLC Online Computer Library Centre, Incorporated has indicated will not be granted, the parties shall cooperate to ensure an orderly termination of such contract having regard to matters under the control of each of them following the Time of Closing. Without limiting the generality of the foregoing, the parties agree that the transition/termination arrangements set out in Schedule 8.9 - Specific Transition Matters shall apply in respect of such contract;

(c)	Billing Systems; Accounts Receivable/Payable:  The Vendor and the
Purchaser agree to cooperate with a view to ensuring a smooth transition of billing systems relating to the Contracts and Commitments. In the case of any amounts that are received or collected by or that fall under the control of one party and which are accounts receivable or other entitlements that are the property of or properly due to the other party in accordance with the terms of this Agreement, the party receiving, collecting or having control of the same shall promptly pay over such amounts to the party to whom such amounts belong or are due. Similarly, in the case of any invoices or demands for payment that are received by one party and which are the responsibility of the other party in accordance with the terms hereof, the party receiving such invoice or demand shall promptly forward the same to the party who bears the responsibility therefor. In the event that any amounts are paid by one party that are the responsibility of the other party in accordance with the terms hereof, the party paying such amounts shall be entitled to prompt reimbursement from the other party. Within the period of 90 days following the Time of Closing, representatives of the parties shall meet or correspond for the purpose of jointly preparing a reconciliation of all accounts receivable, entitlements, accounts payable and obligations received, collected, paid or otherwise dealt with by each party in accordance with this subsection 8.9(c) and the parties shall meet or correspond thereafter to perform such further reconciliations as may be necessary. In the event of any dispute between the parties concerning their respective rights or obligations with respect to any such reconciliation, the dispute shall be escalated to William J. Kliss, on behalf of the Purchaser, and Paul McErlean, on behalf of the Vendor, for resolution;

(d)	The Vendor agrees to provide such information as is reasonably necessary in order to enable the Purchaser or Auto-Graphics, Inc. to satisfy its obligations in respect of any regulatory filings required to be completed by the Purchaser or Auto-Graphics, Inc. in connection with the acquisition of the Purchased Businesses including, without limitation, the Report Form 8-K required to be filed with the United States Securities and Exchange
Commission; and

(e)	The Vendor shall not be obligated to incur any out-of-pocket expenses in connection with any co-operation, assistance or information that is provided by the Vendor pursuant to this Section 8.9.

8.10	Subcontractor Arrangements and "Preferred Vendor" Status:  In connection with the provision of outsourcing services by the Vendor through the Library Technical Services Business:

(a)	the Purchaser shall, following the Time of Closing, continue to provide the services currently provided to the Library Technical Services Business pursuant to the Subscription Pricing Agreement in connection with the Library Technical Services Business' existing outsourcing agreements with the Universities of Alberta and Manitoba up to the expiry or other termination of such outsourcing agreements, on the same terms and conditions as such services are currently provided by the Purchased Businesses pursuant to the Subscription Pricing Agreement, as a subcontractor to the Library Technical Services Business; and

(b)	the Vendor agrees to use the services of the Purchased Businesses after the Time of Closing as a preferred but not exclusive vendor/subcontractor in connection with such existing outsourcing agreements and future outsourcing agreements (if any) until the earlier of the date on which such services are no longer required by the Library Technical Services Business and the date which is the second anniversary of the Closing Date, so long as (i) the customer has not requested a change or attempted to terminate the arrangement,
(ii) neither the Purchaser nor Auto-Graphics, Inc. is in material breach of any of its contractual arrangements with the Vendor or any Affiliate thereof, and (iii) the Purchaser otherwise meets the Vendor's subcontracting criteria from time to time including, without limitation, with respect to pricing, customer service and standards of quality.

8.11	Right of First Refusal:  Subject to the completion of the transaction contemplated thereby, in the event that at any time prior to the second anniversary of the Closing Date, the Vendor decides to cease carrying on the Library Technical Services Business and none of the Vendor's Affiliates desires to carry on such business and, as a result, the Vendor desires to sell or cause to be sold all or a portion of the Library Technical Services Business (whether by way of an asset or share sale transaction) to an arm's length third party (as that term is construed pursuant to the Tax Act):

(a) 	The Vendor will deliver a notice in writing (in this section 8.11 called a "Sale Notice") to the Purchaser whereby the Vendor will offer to sell or cause to be sold all or such portion of the Library Technical Services
Business to the Purchaser at the price and subject to the terms and conditions (including closing arrangements) set forth in the Sale Notice (such price, terms and conditions being hereinafter in this section 8.11 collectively referred to as the "Sale Terms"). The Purchaser will have the right, exercisable by giving notice (in this section 8.11 called the "Acceptance Notice") to the Vendor within 30 days after its receipt of the Sale Notice (in this section 8.11 called the "Acceptance Period") to agree to purchase the assets and assume the liabilities or purchase the shares, as the case may be, described in the Sale Notice in accordance with the Sale Terms. In the event that no Acceptance Notice is received from the Purchaser within the Acceptance Period, the offer to the Purchaser will be deemed to have been refused;

(b)	Upon delivery by the Purchaser of an Acceptance Notice within the
Acceptance Period, the Vendor will be bound to sell, or cause to be sold, and the Purchaser will be bound to purchase the assets and assume the liabilities, or purchase the shares, as the case may be, described in the Sale Notice in accordance with the Sale Terms and the provisions hereof;

(c)	If, following delivery by the Vendor to the Purchaser of a Sale Notice, the offer contained in the Sale Notice remains unaccepted by the Purchaser without amendment to any of its material terms at the expiry of the Acceptance Period, the Vendor may sell or cause to be sold all or such portion of the Library Technical Services Business that was the subject of the Sale Notice to any person (in this section 8.11 called the "Third Party") at a price no less than the price set forth in the Sale Notice and on other terms not more favourable to the Third Party than the Sale Terms. If no sale is completed by the Vendor within 180 days following the expiration of the Acceptance Period, the Vendor shall be required, before selling or causing to be sold all or any portion of the Library Technical Services Business, again to offer the whole or such portion of the Library Technical Services Business to the Purchaser in accordance with the same process provided in this section 8.11 and such process shall be repeated so often as the Vendor desires to sell or cause to be sold all or any portion the Library Technical Services Business on or prior to the second anniversary date of the Closing Date; and

(d)	A Sale Notice, an Acceptance Notice and any other notice to be given by any party to another party in connection with this section 8.11 shall be made and be deemed to have been made in the manner provided by section 12.2.

8.12 Outsourcing Equipment: The Vendor agrees to assign to the Purchaser, as soon as practicable following the expiry of the outsourcing agreement (the "Outsourcing Agreement") to be entered into between the Purchaser and the Vendor at the Time of Closing in the form of agreement set forth in Schedule 9.1(d) - Form of Outsourcing Agreement, those items of the equipment listed in
Schedule 8.12 - Outsourcing Equipment in respect of which the Purchaser has notified the Vendor in writing at least 30 days prior to such expiry of the Outsourcing Agreement of its desire to receive assignment thereof, provided that:

(a)	the Purchaser shall be required to pay all applicable federal and provincial sales taxes (including any retail sales taxes) and all other like taxes, duties, fees or other like charges properly payable in connection with the transfer of any such equipment by the Vendor to the Purchaser and further provided that all other fees, costs and expenses relating to the assignment to the Purchaser of any such equipment including, without limitation, in connection with the preparation and execution of any documentation evidencing such assignment and the transportation and preparation for transportation of such equipment from the Vendor's location to the Purchaser's location shall be borne by the Purchaser; and

(b)	the Vendor shall not be obligated to assign any such equipment to the
Purchaser until such time as the Vendor no longer requires the use thereof in connection the exercise by the Vendor of any of its rights set forth in section 8.8.

8.13	No Retention of Database:  At such time as the Vendor's rights set forth in section 8.8 relating to the Database have expired or at the time of expiry of the Outsourcing Agreement, whichever is last to occur, the Vendor shall destroy or erase all and every portion of the Database files or copies thereof in the possession of the Vendor not otherwise provided to the Purchaser, and a certificate (the "Certificate") of a senior officer of the Vendor to that effect shall be delivered to the Purchaser, such certificate to be in form satisfactory to the Purchaser, acting reasonably, provided that the foregoing obligation shall not apply in respect of any records contained in the Database in respect of which the Vendor has received notice of any claim by any third party against the Vendor relating to contractual arrangements between the Vendor and any such third party requiring the Vendor to maintain any such records for the benefit of such third party, or any such claim is otherwise pending or threatened. Upon all such actual, pending and threatened claims being resolved, abandoned or otherwise terminated, all such remaining records shall be destroyed or erased and the Certificate to that effect shall be delivered to the Purchaser.


ARTICLE IX
CONDITIONS OF CLOSING

9.1	Conditions of Closing in Favour of the Purchaser:  The sale and purchase of the Purchased Assets is subject to the following terms and conditions for the exclusive benefit of the Purchaser, to be performed or fulfilled at or prior to the Time of Closing:

(a)	Representations and Warranties:  The representations and warranties of the Vendor contained in this Agreement shall be true and correct in all material respects at the Time of Closing with the same force and effect as if such representations and warranties were made at and as of such time, and a certificate of a senior officer of the Vendor, dated the Closing Date, to that effect shall have been delivered to the Purchaser, such certificate to be in form and substance satisfactory to the Purchaser, acting reasonably;

(b)	Covenants:  All of the terms, covenants and conditions of this Agreement to be complied with or performed by the Vendor at or before the Time of Closing shall have been complied with or performed in all material respects, and a certificate of a senior officer of the Vendor, dated the Closing Date, to that effect shall have been delivered to the Purchaser, such certificate to be in form and substance satisfactory to the Purchaser, acting reasonably;

(c)	Contractual Consents:  The Purchaser shall have obtained the consents and approvals described in Schedule 9.1(c) - Purchaser's Conditional Consents, in each case in form and substance satisfactory to the Purchaser, acting reasonably;

(d)	Outsourcing Agreement:  The Vendor shall have executed and delivered to the Purchaser an agreement relating to the provision by the Vendor to the Purchaser of outsourcing services in connection with the Purchaser's operation of the Purchased Businesses after the Time of Closing substantially in the form of agreement set forth in Schedule 9.1(d) - Form of Outsourcing
Agreement, subject to such changes thereto as the parties may agree to, each acting reasonably;

(e)	No Action or Proceeding:  No legal or regulatory action or proceeding shall be pending or threatened by any person to enjoin, restrict or prohibit the purchase and sale of the Purchased Assets or the Purchased Businesses contemplated hereby or that would materially adversely affect the Purchased Assets or the Purchased Businesses; and

(f)	Legal Matters:  All actions, proceedings, instruments and documents required to implement this Agreement, or instrumental thereto, and all legal matters relating to the purchase of the Purchased Assets, including title of the Vendor to the Purchased Assets, shall have been approved as to form and legality by Messrs. Davies, Ward & Beck, counsel for the Purchaser, acting reasonably.

If any of the conditions contained in this section 9.1 shall not be performed or fulfilled at or prior to the Time of Closing to the satisfaction of the Purchaser, acting reasonably, the Purchaser may, by notice to the Vendor, terminate this Agreement and the obligations of the Vendor and the Purchaser under this Agreement, other than the obligations contained in sections 12.1,
12.3 and 12.4. Any such condition may be waived in whole or in part by the Purchaser, without prejudice to its rights or remedies in the event of the nonfulfillment of any other condition or conditions.

9.2	Conditions of Closing in Favour of the Vendor:  The sale and purchase of the Purchased Assets is subject to the following terms and conditions for the exclusive benefit of the Vendor, to be performed or fulfilled at or prior to the Time of Closing:

(a)	Representations and Warranties:  The representations and warranties of the Purchaser contained in this Agreement shall be true and correct in all material respects at the Time of Closing with the same force and effect as if such representations and warranties were made at and as of such time, and a certificate of a senior officer of the Purchaser, dated the Closing Date, to that effect shall have been delivered to the Vendor, such certificate to be in form and substance satisfactory to the Vendor, acting reasonably;

(b)	Covenants:  All of the terms, covenants and conditions of this Agreement to be complied with or performed by the Purchaser at or before the Time of Closing shall have been complied with or performed in all material respects, and a certificate of a senior officer of the Purchaser, dated the Closing
Date, to that effect shall have been delivered to the Vendor, such certificate to be in form and substance satisfactory to the Vendor, acting reasonably;

(c)	Sublease Agreement:  The Purchaser shall have executed and delivered to
Manitoba Investments a sublease in respect of part of the Leased Premises in the form of agreement set out in Schedule 2.4 - Form of Sublease of Part of Leased Premises;

(d)	Consents:  All such consents and approvals from third parties in respect of the assignment to the Purchaser of those Contracts and Commitments identified with an asterisk in Schedule 2.3 - Specified Contracts and Commitments shall have been obtained on terms satisfactory to the Vendor, acting reasonably;

(e)	Outsourcing Agreement:  The Purchaser shall have executed and delivered to the Vendor an agreement relating to the provision by the Vendor to the Purchaser of outsourcing services in connection with the Purchaser's operation of the Purchased Businesses after the Time of Closing substantially in the form of agreement set forth in Schedule 9.1(d) - Form of Outsourcing
Agreement, subject to such changes thereto as the parties may agree to, each acting reasonably;

(f)	Guarantee and Indemnity from Auto-Graphics, Inc.:  Auto-Graphics, Inc.
shall have executed and delivered to the Vendor a guarantee and indemnity of all of the Purchaser's obligations to the Vendor contemplated hereby which shall, subject to section 2.6, be in the form set forth in Schedule 9.2(f) - Form of Guarantee and Indemnity;

(g)	No Action or Proceeding:  No legal or regulatory action or proceeding shall be pending or threatened by any person to enjoin, restrict or prohibit the purchase and sale of the Purchased Assets or the Purchased Businesses contemplated hereby or that would materially adversely affect the Purchased Assets or the Purchased Businesses;

(h)	Legal Matters:  All actions, proceedings, instruments and documents required to implement this Agreement, or instrumental thereto, and all legal matters relating to the sale of the Purchased Assets, including title of the Vendor to the Purchased Assets, shall have been approved as to form and legality by Messrs. Lang Michener, counsel for the Vendor, acting reasonably; and

(i)	Consents re Outsourcing:  The Vendor shall have obtained all consents and approvals, on terms satisfactory to the Vendor, acting reasonably, from all third party software licensors that are required in order for the Vendor to provide services to the Purchaser pursuant to the Outsourcing Agreement.

If any of the conditions contained in this section 9.2 shall not be performed or fulfilled at or prior to the Time of Closing to the satisfaction of the Vendor acting reasonably, the Vendor may, by notice to the Purchaser, terminate this Agreement and the obligations of the Vendor and the Purchaser under this Agreement, other than the obligations contained in sections 12.1,
12.3 and 12.4. Any such condition may be waived in whole or in part by the Vendor without prejudice to its rights or remedies in the event of the nonfulfillment of any other condition or conditions.


ARTICLE X
CLOSING DATE AND TRANSFER OF POSSESSION; BULK SALES WAIVER

10.1	Transfer:  Subject to the terms and conditions hereof and, except as otherwise provided in this Agreement, the transfer of possession and right to use of the Purchased Assets shall be deemed to take effect as at the close of business on the Closing Date and the Purchaser shall be entitled to all revenues, proceeds, receipts, monies, profits, benefits and advantages derived by or accruing from the Purchased Businesses during the period after the Closing Date and the Purchaser shall be responsible for all obligations, liabilities, debts and expenses whatsoever incurred in connection with the Purchased Businesses during the period after the Closing Date.

10.2	Place of Closing:  The closing shall take place at the Time of Closing at the offices of Messrs. Lang Michener, counsel for the Vendor, at Suite 2500, BCE Place, Bay Wellington Tower, Toronto, Ontario.

10.3	Further Assurances:  From time to time subsequent to the Closing Date, each of the Vendor and the Purchaser covenants that it will at all times after the Closing Date, at the expense of the requesting party, promptly execute and deliver all such documents, including, without limitation, all such additional conveyances, transfers, consents and other assurances and do all such other acts and things as the other, acting reasonably, may from time to time request be executed or done in order to better evidence or perfect or effectuate any provision of this Agreement or of any agreement or other document executed pursuant to this Agreement or any of the respective obligations intended to be created hereby or thereby.

10.4	Risk of Loss:  From the date hereof up to the Time of Closing, the
Purchased Assets shall be and remain at the risk of the Vendor. If, prior to the Time of Closing, all or any part of the Purchased Assets that are necessary to carry on the Purchased Businesses as currently conducted are destroyed or damaged by fire or any other casualty or shall be appropriated, expropriated or seized by governmental or other lawful authority, unless the Purchaser terminates its obligations under this Agreement as contemplated by section 9.1, the Purchaser shall complete the purchase without reduction of the Purchase Price, in which event all proceeds of insurance or compensation for expropriation or seizure shall be paid to the Purchaser at the Time of Closing and all right and claim of the Vendor to any such amounts not paid by the Closing Date shall be assigned at the Time of Closing to the Purchaser.

10.5	Bulk Sales Waiver:  The Purchaser hereby waives compliance by the Vendor with the requirements of all applicable bulk sales legislation in connection with the purchase and sale of the Purchased Assets contemplated by this Agreement.


ARTICLE XI
INDEMNIFICATION

11.1	Indemnification by the Vendor:  In addition to the other indemnities in favour of the Purchaser contained herein, the Vendor covenants and agrees to indemnify and hold harmless the Purchaser from all Losses suffered or incurred by the Purchaser as a result of or arising directly out of or in connection with:

(a)	any breach by the Vendor of or any inaccuracy of any representation or warranty of the Vendor contained in this Agreement or in any Schedule hereto (other than the Outsourcing Agreement, under which agreement the rights and remedies of the parties are solely as contained therein) or in any agreement, certificate or other document delivered pursuant hereto (provided that the Vendor shall not be required to indemnify or hold harmless the Purchaser in respect of any breach or inaccuracy of any representation or warranty unless the Purchaser shall have provided notice to the Vendor in accordance with section 11.3 on or prior to the expiration of the applicable time period related to such representation and warranty as set out in section 7.1);

(b)	any breach or non-performance by the Vendor of any covenant to be performed by it that is contained in this Agreement or in any agreement, certificate or other document delivered pursuant hereto;

(c)	non-compliance by the Vendor with the requirements of all applicable bulk sales legislation;

(d)	any non-compliance by the Vendor at any time prior to the Time of
Closing with the terms of the Collective Agreement; and

(e)	the Vendor's operation of the Purchased Businesses prior to the Time of
Closing (other than Assumed Liabilities).

11.2	Indemnification by the Purchaser:  In addition to the other indemnities in favour of the Vendor contained herein, the Purchaser covenants and agrees to indemnify and hold harmless the Vendor from all Losses suffered or incurred by the Vendor as a result of or arising directly out of or in connection with:

(a)	any breach by the Purchaser of or any inaccuracy of any representation or warranty contained in this Agreement or in any Schedule hereto (other than the Outsourcing Agreement, under which agreement the rights and remedies of the parties are solely as contained therein) or in any agreement, instrument, certificate or other document delivered pursuant hereto (provided that the Purchaser shall not be required to indemnify or hold harmless the Vendor in respect of any breach or inaccuracy of any representation or warranty unless the Vendor shall have provided notice to the Purchaser in accordance with section 11.3 on or prior to the expiration of the applicable time period related to such representation and warranty as set out in section 7.2);

(b)	any breach or non-performance by the Purchaser of any covenant to be performed by it that is contained in this Agreement or in any agreement, certificate or other document delivered pursuant hereto; and

(c)	the Purchaser's obligation to indemnify the Vendor in respect of the operations of the Purchased Businesses after the Time of Closing including, without limitation, any failure by the Purchaser to pay, satisfy, discharge, perform or fulfil any of the Assumed Liabilities.

11.3	Notice of Claim:  In the event that either the Vendor or the Purchaser
(the "Indemnified Party") shall become aware of any claim, proceeding or other matter (a "Claim") in respect of which the other (the "Indemnifying Party") has agreed to indemnify the Indemnified Party pursuant to this Agreement, the Indemnified Party shall promptly give written notice thereof to the Indemnifying Party. Such notice shall specify with reasonable particularity (to the extent that the information is available) the factual basis for the Claim and the amount of the Claim, if known. If, through the fault of the Indemnified Party, the Indemnifying Party does not receive notice of any Claim in time to effectively contest the determination of any liability susceptible of being contested, the Indemnifying Party shall be entitled to set off against the amount claimed by the Indemnified Party the amount of any Losses incurred by the Indemnifying Party resulting from the Indemnified Party's failure to give such notice on a timely basis.

11.4	Third Party Claims:  In the event that any legal proceedings are instituted or any claim or demand is asserted by any third party in respect of which the Indemnified Party may have a Claim against the Indemnifying Party, the Indemnified Party shall give or cause to be given to the Indemnifying Party written notice thereof and the Indemnifying Party shall have the right, at its option and expense, to be present at the defence of such proceedings, claim or demand, but not to control the defence, negotiation or settlement thereof, which control shall at all times rest with the Indemnified Party, unless the Indemnifying Party irrevocably acknowledges full and complete responsibility for indemnification of the Indemnified Party, in which case the Indemnifying Party may assume such control through counsel of its choice, provided, however, that no settlement may be entered into by the Indemnifying Party without the Indemnified Party's written consent (which shall not be unreasonably withheld). The parties agree to cooperate fully with each other in connection with the defence, negotiation or settlement of any such third party legal proceeding, claim or demand including keeping each other fully advised with respect thereto and supplying copies of all relevant documentation as it becomes available.

11.5	Exclusivity:  The provisions of this Article XI shall apply to any Claim for breach of any covenant, representation, warranty or other provision of this Agreement or any agreement, certificate or other document delivered pursuant hereto or any Claim for indemnification hereunder with the intent that all such Claims shall be subject to the limitations and other provisions contained in this Article XI.

11.6	Threshold:  Except as hereinafter provided, neither the Purchaser nor the Vendor shall be entitled to obtain any recovery or reimbursement in respect of any claims for breach or non-performance of any covenants, representations or warranties hereunder, until the aggregate of all such claims exceeds $25,000 (the "Threshold"), and then only to the extent of such excess. Notwithstanding the foregoing, the Threshold shall not apply in the case of:

(a)	any claim by the Purchaser in respect of any breach by the Vendor of its representation and warranty contained in section 5.6 hereof relating to title to the Purchased Assets;

(b)	any claim by the Purchaser in respect of the Vendor's covenant to indemnify the Purchaser contained in subsection 11.1(d) in respect of any non-compliance by the Vendor prior to the Time of Closing with the terms of the Collective Agreement;

(c)	any claim by the Vendor in respect of any failure by the Purchaser to pay, satisfy, discharge, perform or fulfil any of the Assumed Liabilities; and

(d)	any claim by the Vendor in respect of any breach by the Purchaser of any of its representations, warranties, covenants and obligations contained in section 8.6 relating to the Employees and section 8.7 relating to pension and benefit arrangements,

nor shall the amount of any claims in respect of any such matters be applied or included with other claims to determine whether the Threshold as it relates to the Vendor or the Purchaser, as the case may be, has been reached.

11.7	Limitations.  Notwithstanding section 11.6:

(a)	the maximum aggregate liability of the Vendor to the Purchaser hereunder in respect of all claims for breach or non-performance of any covenants, representations or warranties of the Vendor contained herein shall not exceed the Purchase Price; and

(b)	the maximum aggregate liability of the Purchaser in respect of any claims by the Vendor relating to any failure of the Purchaser to pay, satisfy, discharge, perform or fulfil any of the Assumed Quantifiable Liabilities shall not exceed the sum of the Assumed Quantifiable Liabilities.


ARTICLE XII
MISCELLANEOUS

12.1	Confidentiality of Information:  In the event that the transactions contemplated herein are not consummated for any reason, and except as otherwise authorized by the Vendor in writing, neither the Purchaser nor its representatives, agents or employees will disclose to third parties, directly or indirectly, or use any confidential information or confidential data relating to the Vendor, the Purchased Assets or the Purchased Businesses discovered by the Purchaser or its representatives as a result of the Vendor making available to the Purchaser and its representatives the information requested by them in connection with the transactions contemplated herein. All such confidential information and any notations made relating thereto or copies made in respect thereof (including any of the foregoing that are electronically stored) by the Purchaser or such representatives, agents or employees shall be returned to the Vendor, upon demand, or shall be destroyed or erased, and the Purchaser shall provide to the Vendor, upon demand, a certificate of a senior officer of the Purchaser attesting to the fact that all such confidential information and notations and copies thereof have so been returned, destroyed or erased, as the case may be.

12.2	Notices:

(a)	Any notice or other communication required or permitted to be given hereunder shall be in writing and shall be delivered in person, transmitted by telecopy or similar means of recorded electronic communication or sent by registered mail, charges prepaid, addressed as follows:

(i)	if to the Vendor:
	400 Ellice Avenue,
	Winnipeg, Manitoba, R3B 3M3
	Attention:  Director, Finance and Administration
	Telecopier No.:  (204) 942-2736

	with a copy to:

	IBM Canada Ltd.
	3600 Steeles Avenue East
	Markham, Ontario, L3R 9Z7
	Attention:  Director, Business Development
	Telecopier No.:  (905) 316-6955

(ii)	if to the Purchaser:
	3300 Bloor Street West, Suite 909,
Etobicoke, Ontario M8X 2X3
	Attention:  William J. Kliss, Chief Operating Officer
	Telecopier No.: (416) 236-7380

with a copy to:

Davies, Ward & Beck
4400 - 1 First Canadian Place
Toronto, Ontario M5X 1B1
Attention:  Edward C. Hannah
Telecopier No.:  (416) 863-0871

and a copy to:

Robert H. Bretz, A Professional Corporation
520 Washington Blvd., #428
Marina Del Rey, California 90292
Attention:  Robert H. Bretz
Telecopier No.:  (310) 578-5443

(b)	Any such notice or other communication shall be deemed to have been given and received on the day on which it was delivered or transmitted (or, if such day is not a Business Day, or if it was delivered or transmitted after normal business hours on such day, on the next following Business Day) or, if mailed, on the fifth Business Day following the date of mailing; provided, however, that if at the time of mailing or within five Business Days thereafter there is or occurs a labour dispute or other event that might reasonably be expected to disrupt the delivery of documents by mail, any notice or other communication hereunder shall be delivered or transmitted by means of recorded electronic communication as aforesaid.

(c)	The Vendor and the Purchaser may at any time change its address for service from time to time by giving notice to the other in accordance with this section 12.2.

12.3	Public Announcements:  The Vendor and the Purchaser shall consult with each other before issuing any press release or making any other public announcement with respect to this Agreement or the transactions contemplated hereby, and, except as required by any applicable law or regulatory requirement, neither of them shall issue any such press release or make any such public announcement without the prior written consent of the other, which consent shall not be unreasonably withheld or delayed.

12.4	Disclosure:  Prior to any public announcement of the transaction contemplated hereby pursuant to section 12.3, neither the Vendor nor the Purchaser shall disclose this Agreement or any aspects of such transaction except to its board of directors, its senior management, its legal, accounting, financial or other professional advisors, any financial institution contacted by it with respect to any financing required in connection with such transaction and counsel to such institution, or as may be required by any applicable law or any regulatory authority or stock exchange having jurisdiction.

12.5	Successors and Assigns:  This Agreement shall enure to the benefit of and shall be binding on and enforceable by the Vendor and the Purchaser and their respective successors, permitted assigns and, in the case of the Purchaser, its permitted designee. Subject to the following, neither the Vendor nor the Purchaser may assign any of its rights or obligations hereunder without the prior written consent of the other. The Vendor acknowledges that the Purchaser may designate an Affiliate of the Purchaser to be the purchaser of the Database in accordance with section 2.6.

12.6	Counterparts:   This Agreement may be executed in counterparts, each of
which shall constitute an original and all of which taken together shall constitute one and the same instrument.

12.7	Entire Agreement:  This Agreement constitutes the entire agreement among the Vendor and the Purchaser with respect to the subject matter hereof and supersedes all prior agreements, understandings, negotiations and discussions, whether written or oral including, without limitation, the letter of intent dated April 23, 1997 between the Vendor, the Purchaser and Auto-Graphics, Inc. and accepted by the Purchaser and Auto-Graphics, Inc. on April 25, 1997, as amended. The Purchaser acknowledges that it has been given the opportunity to complete a full "due diligence" investigation concerning the condition of the Purchased Businesses and the Purchased Assets and, accordingly, except as herein specifically provided (all of which is subject to the delivery by the Purchaser of the certificate referred to in subsection 8.4(b) and the execution and delivery of the guarantee and indemnity referred to in subsection 9.2(f)), the Purchased Assets are being acquired by the Purchaser on an "as is" basis and there are no other conditions, covenants, agreements, representations, warranties or other provisions, express or implied, collateral, statutory or otherwise, on the part of the Vendor relating to the subject matter hereof.

12.8	Time of Essence:  Time shall be of the essence of this Agreement.

12.9	Applicable Law: This Agreement shall be construed, interpreted and enforced in accordance with, and the respective rights and obligations shall be governed by, the laws of the Province of Ontario and the federal laws of Canada applicable therein, and each of the Vendor and the Purchaser irrevocably and unconditionally submits to the non-exclusive jurisdiction of the courts of such province and all courts competent to hear appeals therefrom.

12.10	Severability:  If any provision of this Agreement is determined to be invalid or unenforceable by an arbitrator or a court of competent jurisdiction from which no further appeal lies or is taken, that provision shall be deemed to be severed herefrom, and the remaining provisions of this Agreement shall not be affected thereby and shall remain valid and enforceable.

12.11	Amendments and Waivers:  No amendment or waiver of any provision of this
Agreement shall be binding on the Vendor or the Purchaser unless consented to in writing. No waiver of any provision of this Agreement shall constitute a waiver of any other provision, nor shall any waiver constitute a continuing waiver unless otherwise provided.

12.12	Schedules - Disclosure:  Certain matters may be disclosed on a Schedule hereto that are not strictly required to be disclosed thereon pursuant to the terms of this Agreement. Such disclosure is for information purposes only, and shall not constitute an indication or admission of the materiality thereof, or create a standard for disclosure. The Vendor shall not be liable for a breach of any representation, warranty or covenant that might result from the failure to disclose any item or matter on any one Schedule hereto if such item or matter has been disclosed on any other Schedule hereto in such a manner that a review of such other Schedule would put the Purchaser on notice that such item or matter exists.

12.13	No Third Party Beneficiaries:  This Agreement does not and is not intended to create any rights in favour of or that may be enforced by non-parties to this Agreement (other than a permitted designee in accordance with section 2.6), including without limitation the Employees and Transferred Employees.

12.14	Commissions, Etc.: The Vendor, on the one hand, and the Purchaser, on the other hand, represent and warrant to the other that none of them has retained any broker, agent or other intermediary in connection with the transaction contemplated by this Agreement.

12.15	Expenses:  All legal, tax and accounting expenses incurred in connection with the transaction of purchase and sale contemplated hereby by or on behalf of the Purchaser are for the account of the Purchaser and all legal, tax and accounting expenses incurred in connection with the transaction of purchase and sale contemplated hereby by or on behalf of the Vendor are for the account of the Vendor.


	IN WITNESS WHEREOF this Agreement has been duly executed by the Vendor and the Purchaser as of the date hereinabove first written.

ISM INFORMATION SYSTEMS MANAGEMENT
MANITOBA CORPORATION

Per: ss/Normand Bourassa
Normand Bourassa, President


A-G CANADA LTD.

Per: ss/William J. Kliss
William J. Kliss, Chief Operating Officer
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